UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

FXCM Inc.

(Name of Issuer)

Class A Common

(Title of Class of Securities)

302693106

(CUSIP Number)

February 16, 2012

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP NO.	Page 2 of 5

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Public Sector Pension Investment Board SS or IRS ID Number: Not Applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3.	S.E.C. USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 905,900
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,900
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6304%*
12.	TYPE OF REPORTING PERSON CO

*	Based upon 19,564,463 Class A Common Shares outstanding on February 14, 2012, as disclosed by FXCM Inc. referred to in its press release disclosed via Form 8-K filed with the Securities and Exchange Commission on February 15, 2012.

CUSIP NO.	Page 3 of 5

Item 1(a)	Name of Issuer: FXCM Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 32 Old Slip, New York, N.Y. 10005

Item 2(a)	Name of Person Filing: Public Sector Pension Investment Board

Item 2(b)	Address of Principal Business or, if None, Residence: 1250 René Lévesque Boulevard

West, Suite 900, Montréal, Québec H3B 4W8

Item 2(c)	Citizenship: Canada

Item 2(d)	Title of Class of Securities: Class A Common

Item 2(e)	CUSIP Number: 302693106

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c )(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a) Amount beneficially owned: 905,900
(b) Percent of Class: 4.6304%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 905,900
(ii) Shared power to vote or to direct the vote:0
(iii) Sole power to dispose or to direct the disposition: 0
(iv) Shared power to dispose or to direct the disposition:0

CUSIP NO.	Page 4 of 5

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

CUSIP NO.	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

PUBLIC SECTION PENSION INVESTMENT BOARD

By:	/s/ John Valentini
Name: John Valentini
Title: Executive Vice President, COO & CFO

By:	/s/ France-Anne Fortin
Name: France-Anne Fortin
Title: Vice President, Internal Audit & Compliance